IN THE MATTER OF

FILE NO. 70-9801

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_________________________________

Allegheny Energy, Inc.

10435 Downsville Pike

Hagerstown, MD 21740

Allegheny Energy Supply Company, LLC

4350 Northern Pike

Monroeville, PA 15146-2841

_____________________________

THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by the Application/Declaration referenced herein and the related Order of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions authorized in Holding Co. Act Release No. 27370 (Issued March 30, 2001), Order authorizing the acquisition of certain Enron assets and approving related financing for Rule 53 investments.

This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

ALLEGHENY ENERGY, INC.

/S/ MARLEEN L. BROOKS

Secretary of Allegheny Energy, Inc.

Date: May 3, 2001